SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Jury verdict in U.S. District Court for the Central District of California finding that Chunghwa Picture Tubes and other defendants infringed patents held by LG.Philips LCD.

On November 21, 2006, the jury in a trial brought by LG.Philips LCD in the U.S. District Court for the Central District of California (in Los Angeles) found that defendants, Chunghwa Picture Tubes, Ltd. (“CPT”) of Taiwan, Tatung Co., and Tatung of America, willfully infringed two patents, U.S. Patent 5,825,449 and 4,624,737, owned by LG.Philips LCD, and awarded LG.Philips LCD US$53.5 million in damages. The jury said CPT should pay US$50 million, Tatung Co. should pay US$3 million and Tatung of America should pay US$0.5 million to LG.Philips LCD.

This verdict does not represent a final decision of the U.S. District Court, and the presiding judge of the U.S District Court will enter a judgment in the future.

In July 2006, the jury in a trial brought by LG.Philips LCD in the U.S. District Court in Delaware had also reached a verdict that CPT and other defendants had infringed patent, U.S.Patent 5,019,002, owned by LG.Philips LCD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: November 23, 2006	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/ President & Chief Financial Officer